Exhibit 99.1
Sify reports revenues of $39.19 million for the Third Quarter of fiscal year 2009-10
Grows revenue 18% over same Quarter of previous year, Net Profit for the Quarter at $9.46 million
Chennai, Wednesday, January 27, 2010: Sify Technologies Limited (Nasdaq Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, announced today its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2009-10.
Performance Highlights:
•	Revenues for the quarter were $39.19 million, 18% higher than in the same quarter of the previous year.
•	Growth was driven by revenues from Enterprise services with data centre, managed voice, applications services and systems integration services all registering growth. International services revenues were the same as the previous quarter. Consumer services revenues were lower than previous quarters, pending the launch of a new business model for cafes, a new strategy developed for broadband services and a unified approach for value added services.
•	Net Profit for the quarter was $9.46 million as against a Net Loss of $5.54 million in the same quarter in the previous year, and a Net Loss of $2.53 million in the immediately preceding quarter. Net Profit for the quarter was due to a one-time realisation from legal matters under other income of $12.00 million during the Quarter.
•	Capex during the quarter was $6.21 million. Cash balance at the end of the quarter was $17.63 million.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We are happy to report continued revenue growth from our Enterprise services. In addition to the lines of services to corporates, we are seeing traction from services to both the Central and State governments. We are in the final stages of preparation of a unified strategy for our consumer services, with test launches slated for the near future. This was necessitated by the change in the environment in which we operate, and we believe the new strategy will benefit us with growth in revenues going forwards. While international service revenues were about the same as the previous quarter, we have a healthy funnel and expect to grow revenues going forwards”.

Mr CVS Suri, Chief Operating Officer, Sify Technologies, said, “We continue to see growth in Enterprise services revenues across hosting, applications and managed voice services. In addition, we are gaining traction in services to the government for data centres and applications development. On the consumer front, we are finalizing our plan for a unified approach with value added services delivered across platforms: cyber cafes, broadband as well Sify.com users. We are also soon launching a new business model for cyber cafes to expand reach and revenue opportunities. Similarly, new product and service offerings for broadband Internet access should help us enhance the subscriber base and increase revenues going forwards”.
Mr. MP Vijay Kumar, Chief Financial Officer, Sify, said, “While our focus is on growing revenues, we continue to work towards reducing operating expenses through fiscal discipline and increasing operational efficiencies. Our objective is to ensure prudent utilization of funds available for expansion along with capital recovery and credit lines. We also continue our efforts to minimize costs while capitalizing on a market that is once again beginning to grow towards earlier levels by optimizing the delivery process through online applications and tools”.

Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs 46.68

	Quarter ended			Year Ended
	December		September	March
Description	2009	2008	2009	2009

Enterprise	31.99	23.48	31.29	92.23
Consumer	4.14	6.64	5.04	27.97
Others	3.07	3.10	3.06	11.81

Revenue	39.19	33.22	39.39	132.01

Cost of Revenues	(24.23)	(18.98)	(24.79)	(77.41)
Other Income*	12.66	0.58	0.65	1.91

Depreciation and Amortisation	(4.03)	(3.04)	(3.20)	(11.01)

Selling, General and Administrative Expenses	(12.69)	(15.01)	(13.48)	(60.27)

Net Finance Expenses	(1.75)	(1.13)	(1.48)	(2.77)

Share of Affiliates	0.31	0.03	0.38	1.37

Profit (Loss) Before tax	9.46	(4.33)	(2.53)	(16.17)
Income Tax (expense)/benefit	—	(0.96)	—	(2.08)

Profit(Loss) for the year	9.46	(5.29)	(2.53)	(18.24)

Attributable to:

Equity holders of the company	9.46	(5.54)	(2.53)	(19.29)

Non-controlling interests	—	0.25	—	1.05

*	Includes one-time realisation from legal matters

Non Financial Indicators	Qtr Ended		Qtr Ended	Year Ended
	Dec 09	Dec 08	Sep 09	Mar 09

e Port
Subscribers active (000s)	221	594	306	490
No of e Ports (Operational)	1,384	1,878	1,500	1,791
E ports Additions (Gross)	17	99	29	367
No of Cities	253	243	253	249

Broadband
Subscribers (000s)	121	181	137	165
No of CTOs	1,988	2,023	1,994	2,011
ARPU	268	290	303	305

Technology
No of PoPs	592	529	561	547

Business highlights
Enterprise Services
Sify’s enterprise services acquired 225 new customers during the quarter with network services accounting for 107 customers, managed voice 6 customers, hosting 21 customers, application services 48 customers, systems integration 9 customers, security and PKI services 34 customers.
Major connectivity wins included a larger engagement with HDFC, new engagements with Export Credit Guarantee Corporation, Posco Group, Shayam Rao Vittal Co-op Bank, SKS Microfinance Limited and Uninor. A significant win in systems integration was the State Data Center of the State of Tripura.
Hosting services grew by 20% during the quarter. New initiatives will include high capacity managed storage services in high availability mode, and managed computing services including cloud computing.
The International VoIP business grew 7% over the previous quarter despite a steep fall in prices for international termination. Twelve new carriers signed on during the last quarter: Balmo International, BCN, Beox, Clanlink Limited, Cyber Telecom, Dialezy Com, France Telecom, Globalcom, IXc Global Inc, Rudra Global, Voice Tec and Voipshop Tele.
Application services grew across service lines including significant wins from Govt. of Maharashtra and BSNL (the incumbent telco) Karnataka for Document Management solutions and Angel Broking, GHCL Microsoft and Motilal Oswal for Messaging Services.
A significant engagement for the Forum supply chain management solution was signed with Bharath Petroleum Corporation Limited (BPCL), one of the large state owned petroleum companies and the National Institute of Management for a Learning Management System as well as online assesment services.
Significant initiatives included the launch of Simplidoc, a Document Management Solution for small businesses that was launched through our channel partners aimed at SMBs. We also saw traction with various government arms for Document Management Systems as well as strengthened our engagement with Microsoft for Messaging Solutions.
Sify’s channel business grew 24% during the quarter, with a 11% growth by existing channel partners.
The operations of Sify Technologies Singapore Pte were launched during the quarter. This entity will serve as a point of interface with partners and vendors in Singapore.

International services
Infrastructure Management Services:
During the quarter, three new accounts were added in Infrastructure management Services in the areas of insurance, health care and advertising products & services
Our product portfolio remains the same: Service desk, infrastructure monitoring services and remote infrastructure management services. We continued to expand our reach through partnerships with a new partner, Capto, signed on during the quarter.
We believe that the sales funnel for our infrastructure management services is promising.
E Learning services:
The eLearning services division acquired four new accounts across Technology and Higher Education sectors during the quarter. The wins were from the following customers:
•	A global leader in Networking & Internet technologies
•	A global conglomerate with interests in Energy, Engineering and Services
•	A global Pharmaceutical with leadership in branded formulations
Sify’s eLearning services division also won the 2009 Brandon Hall Silver Award for Excellence in the Best Use of Mobile Learning category. This is the fourth successive year that Sify has won an award at the Brandon Hall Awards for excellence in learning.
Cost containment and productivity improvement strategies during the quarter continued to reflect positively in countering margin pressures.
Consumer services
Access Media Services
Broadband to home:
Launch of Mega Blast Offers: Sify’s extensive range of products offered to customers was strengthened with the launch of two offers branded the ‘Megablast’ Offers. Both ranges offer customers immense value: Customers get three months usage free if they opt for advance payment for one year; and one month free for advance payment for six months. There is a 2 weeks free offer for a 3-month plan. We believe the pricing structure for these products is competitive.
Launch of Platinum Range: The Small Office Home Office (SOHO) represents a market segment for Internet connections configured for their needs. The Platinum range not only offers high speeds of 2 Mbps, the customer gets free email IDs, domain name and the web hosting template services from Sify.
ePorts:
Assessment and distribution points: ePorts are being recognized as retail distribution points that are trustworthy and Internet enabled. Many organizations, including banks, conduct their online tests at ePorts. The Indian Institute of Banking & Finance (IIBF) conducted three tests at ePorts for over 500 officers during the last quarter. The Centre for Development of

Advanced Computing (CDAC) also selected sify ePorts for submission of online job applications during the last quarter.
Partnership with NIXI for the Internet learning program: The National Internet Exchange of India (NIXI) and Sify have been working towards increasing Internet penetration and use across India. Various Sify platforms, including Sify.com, Sify ePorts and Sify Broadband screens offered the Internet learning programme from NIXI for a modest fee. Over 30,000 candidates have taken the program and online test so far, and received course certificates from Sify-NIXI.
Interactive services:
A number of initiatives saw online ad revenues rise 18% during the last quarter:
Sify.com brought the best of Cricketing to users with coverage of the India- Australia series and the India-Sri Lanka series. The coverage included live scores and ball by ball commentary. http://sify.com/sports/indiavssrilanka/, http://sify.com/sports/indiavsaustralia/ The coverage was closely followed by many making Sify.com one of the most popular sites for cricket in the sub continent.
The curtain—raiser to the 2010 Commonwealth Games, the ‘Queen’s baton relay’, described as the longest and most inclusive in the history of commonwealth, was streamed live on Sify.com.
Environmental issues captured the interest of users in December with Sify.com’s in- depth news and analysis of the Copenhagen summit. http://sify.com/topics/Copenhagen.html
December also saw extensive coverage of events and personalities who made headlines in 2009 ( http://sify.com/news/yearender/) . Another section called ’Best of decade’ covered world events that hit the headlines from 2000-2009. (http://sify.com/world-events-of-the-decade/)
Sify’s popular portal for non resident Indians, Samachar.com, saw the launch of Samachar Buzz- a social book marking feature for Samachar users. http://buzz.samachar.com/
Sify scores, Sify weather, Sify News and Sify Astrology were made available on mobiles for internet users on the move.
A game for predicting the Bombay Stock Exchange (BSE) Sensex index, called ‘Predict the Sensex’, was launched for Sify finance users. http://sify.com/finance/sensex-today/index.php
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 500 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services business designs, develops, and delivers state-of-the-art digital learning solutions catering to for-profit, non-profit organizations, and governmental organizations in the fields of hi-tech, engineering, environment, healthcare, education, and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting, and monitoring.
Consumer services include broadband home access and the e-port cyber café chain cross more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 20-F for the year ended March 31, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information

Sify Technologies Limited	Grayling Investor Relations

Mr. David Appasamy	Ms. Trúc Nguyen (ext. 418) or
Investor Relations	Mr. Christopher Chu (ext. 426)
+91-44-2254-0770 (ext. 2013)	+1-646-284-9400
david.appasamy@sifycorp.com	truc.nguyen@us.grayling.com or
christopher.chu@us.grayling.com